UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Surgery Partners, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
86881A 100
(CUSIP Number)
December 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)
[  ]   Rule 13d-1(c)
[X]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86881A 100

1	Name of Reporting Person: Michael T. Doyle I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,987,537*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,987,537*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,987,537*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON IN

* Includes 2,920,487 shares held in the Michael Thomas Doyle Revocable Trust, of which the Reporting Person is the trustee.
** Excludes an aggregate 134,937 shares held in three trusts for the benefit of the Reporting Person's children, of which the Reporting Person's spouse is the trustee and over which the Reporting Person's spouse has sole voting and dispositive power.  The Reporting Person disclaims beneficial ownership of such shares.

CUSIP NO. 86881A 100
SCHEDULE 13G

Item 1(a)	Name of Issuer: Surgery Partners, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices: 310 Seven Springs Way, Suite 500 Brentwood, TN 37027
Item 2(a)	Name of Person Filing: Michael T. Doyle
Item 2(b)	Address of Principal Business Office, or if None, Residence: 3417 South Beach Drive Tampa, FL 33629
Item 2(c)	Citizenship: United States
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value
Item 2(e)	CUSIP Number: 86881A100
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.
Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover page to this Schedule 13G.  Ownership is stated as of December 31, 2017 and percentage ownership is based on 48,769,296  shares of Common Stock outstanding as of November 9, 2017, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2017  filed with the Securities and Exchange Commission on November 9, 2017.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8	Identification and Classification of Members of the Group: Not Applicable.
Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10	Certification: Not Applicable.

CUSIP NO. 86881A 100
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018	/s/ Michael T. Doyle
MICHAEL T. DOYLE

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